Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

of Results of Operation and Financial Condition

For the three and six months ended June 30, 2026

The following management’s discussion and analysis (“MD&A”) of the consolidated operations and financial position of Collective Mining Ltd. and its subsidiaries (“CML” or the “Company”) for the three and six months ended June 30, 2026 should be read in conjunction with the Company’s Unaudited Interim Condensed Consolidated Financial Statements (unaudited) (“Interim Consolidated Financial Statements”) and related notes for the three and six months ended June 30, 2026, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Management is responsible for the preparation of the interim consolidated financial statements and other financial information relating to the Company included in this report. The information included in this MD&A is as of August 11th, 2026, the date on which the Board of Directors approved the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2026. All monetary amounts included in this report are expressed in United States (“U.S.”) dollars (“$”), the Company’s reporting and functional currency, unless otherwise noted. References to C$ and COP are to Canadian dollars and Colombian pesos, respectively. This MD&A contains forward-looking information and should be read in conjunction with the risk factors described in the “Caution Regarding Forward-Looking Information” section.

Table Of Contents

Description Of Business	1

2026 Summary And Highlights	1

Business Transaction	2

Exploration And Evaluation summary	3

Selected Consolidated Financial Information	11

Summary Of Consolidated Quarterly Results	14

Liquidity And Management Of Capital Resources	14

Equity And Warrants	16

Trends And Risks That Affect The Company’s Financial Condition	16

Contractual Obligations, Commitments And Option Agreements	16

Related Party Transactions	17

Financial Instruments And Related Risks	18

Off-Balance Sheet Arrangements	18

Market Trends	18

Critical Accounting Estimates And Judgements	19

Changes In Accounting Policies	19

Internal Control Over Financial Reporting And Disclosure Controls And Procedures	19

Emerging Market Disclosure	20

Risks And Uncertainties	24

Caution Regarding Forward-Looking Information	24

Corporate Information	25

i | Page

DESCRIPTION OF BUSINESS

Collective Mining Ltd. (“CML”) and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the acquisition, exploration and development of mineral properties located in Colombia. The Company principally carries on business through an Ontario corporation and a foreign company branch office in Colombia.

The Company’s common shares began trading on the Toronto Stock Venture Exchange (the “TSXV”) on May 20, 2021, under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol “CNLMF”. Effective September 6, 2023, CML’s common shares were voluntarily delisted from the TSXV and began trading on the Toronto Stock Exchange (“TSX”) under their current stock symbol “CNL”. On July 17, 2024, CML’s common shares were voluntarily delisted from the OTCQX® Best Market and began trading on the NYSE American LLC under the symbol “CNL”. Effective August 11, 2026, the Company’s common shares were voluntarily transferred from the NYSE American to the Nasdaq Global Select Market (“Nasdaq”), where they commenced trading under the unchanged symbol “CNL”. Upon the effectiveness of the Nasdaq listing, trading of the Company’s common shares on the NYSE American ceased.

The registered office of CML is located at 82 Richmond St E, 4th Floor, Toronto, Ontario, Canada and its corporate head office is located at 201 South Biscayne Boulevard, Suite 2210, Miami, Florida, USA.

The Company currently holds surface rights, mining titles, mining applications and option agreements to explore and acquire two exploration projects in Colombia, South America: the Guayabales Project and the San Antonio Project.

2026 SUMMARY AND HIGHLIGHTS

Q2 2026 Business Highlights

■	On April 27, 2026, the Company entered into an agreement of purchase and sale for certain land parcels and surface rights related to the Guayabales Project for total consideration of $0.8 million.

■	On May 13, 2026, the Company filed a new short form base shelf prospectus which allows the Company to issue common shares, warrants, subscription receipts, debt securities, units (comprised of more than one of common shares, debt securities, subscription receipts and/or warrants) or a combination thereof up to an aggregate total of C$500 million for a period of 25 months.

■	On June 17, 2026, the Company announced the appointment of Josue Romanos as Vice President, Projects, and provided a progress update on the exploration adit. The Company has advanced with detailed engineering, permitting and early works such as the construction of an explosive storage facility and early earth works for the access road from the Pan American highway to the portal area.

Subsequent to quarter-end:

■	On July 13, 2026, the Company announced it has expanded the Guayabales Project through the granting of new mining titles from the National Mining Agency (“ANM”) following the successful completion of public hearings.

■	On July 22, 2026, the Company announced the release of its 2025 Sustainability Report, detailing the Company’s sustainability initiatives and performance across its exploration projects in Colombia.

■	On July 28, 2026, the Company entered into an asset purchase agreement with Asociación de Mineros de Guayabales to acquire certain assets associated with the First Guayabales Option agreement for approximately $0.62 million. The transaction relates to processing plant infrastructure and other assets located within the Guayabales Project area and follows the Company’s acquisition of a 100% interest in the First Guayabales mining concession, for which the remaining consideration was fully settled in January 2026.

1 | Page

■	On July 29, 2026, the Company announced the voluntary transfer of the listing of its common shares from the NYSE American LLC (“NYSE American”) to the Nasdaq Global Select Market (“Nasdaq”). The Company’s common shares commenced trading on the Nasdaq at the opening of the market on August 11, 2026, under the unchanged trading symbol “CNL”. Upon the effectiveness of the Nasdaq listing, trading of the Company’s common shares on the NYSE American ceased.

Q2 2026 Exploration and Evaluation Highlights

Guayabales Project

■	During the quarter, the Company continued its drilling campaign at the Guayabales Project with a focus on the near surface mineralization and the Ramp Zone at Apollo. The Company announced the discovery of mineralization on the western side of the Ramp Zone, a new oxidized mineralized zone in Northern Apollo and a new high-grade tungsten-rich subzone 300 metres below surface at Apollo.

■	On April 23, 2026, the Company announced that drilling at the Trap target will begin in May following the granting by the ANM of a key title and the acquisition of a key outstanding tenement to fully consolidate the target area.

■	During the quarter, the Company continued to advance the engineering, technical and environmental studies to support future economic studies and an environmental permit application for the Apollo system.

San Antonio Project

■	During the quarter, the Company continued with reconnaissance exploration work at the San Antonio Project.

Q2 2026 Operating and Financial Results

■	The Company reported net losses of $20.1 million ($0.22 per share) and $32.5 million ($0.35 per share) for the three and six months ended June 30, 2026, respectively (three and six months ended June 30, 2025 - $8.5 million ($0.11 per share) and $25.4 million ($0.31 per share), respectively).

■	Exploration expense for the three and six months ended June 30, 2026 was $14.8 million and $23.9 million, respectively (three and six months ended June 30, 2025 – $7.4 million and $12.3 million, respectively), including $14.7 million and $22.8 million, respectively (three and six months ended June 30, 2025 – $6.4 million and $10.6 million, respectively) relating to the Guayabales Project and $0.1 million and $1.1 million respectively (three and six months ended June 30, 2025 – $1 million and $1.7 million, respectively), relating to the San Antonio Project.

■	Operating cash outflow for the three and six months ended June 30, 2026 was $13.9 million and $24.4 million, respectively (three and six months ended June 30, 2025 – $7.6 million and $13 million, respectively).

■	Net cash used in financing activities for the three and six months ended June 30, 2026 was $0.1 million and $0.3 million, respectively. For the three and six months ended June 30, 2025, net cash used in financing activities was $0.1 million and net cash provided by financing activities was $44.3 million, respectively. Cash and cash equivalents at June 30, 2026 was $93.7 million (December 31, 2025 – $129.6 million)

BUSINESS TRANSACTIONS

2025 Bought Deal Offering (the “October 2025 Offering”)

On October 8, 2025, the Company closed the October 2025 Offering for a total of C$125.4 million ($89.9 million) which consisted of the sale of 6,600,000 shares at a price of C$19.00 per share.

2025 Non-Brokered Private Placement (the “October 2025 Private Placement”)

On October 8, 2025, the Company completed a non-brokered private placement with a strategic investor for a total of C$15.0 million ($10.8 million) which consisted of the sale of 789,473 shares at a price of C$19.00 per share to top-up its ownership interest in the Company.

2 | Page

2025 Non-Brokered Private Placement (the “March 2025 Private Placement”)

On March 20, 2025, the Company completed a non-brokered private placement with a strategic investor for a total of C$52.2 million ($36.4 million) which consisted of the sale of 4,741,984 shares at a price of C$11.00 per share.

Concurrently with the closing of the March 2025 Private Placement, Agnico Eagle exercised all of the common share purchase warrants of the Company (each, a “Warrant”) it held to acquire an additional 2,250,000 Shares at a price of C$5.01 per share for aggregate consideration of C$11.3 million ($7.9 million).

2024 Bought Deal Offering (the “October 2024 Offering”)

On October 31, 2024, the Company closed the October 2024 Offering for a total of C$40.3 million ($28.9 million) which consisted of the sale of 8,050,000 shares at a price of C$5.00 per share.

2024 Non-Brokered Private Placement (the “October 2024 Private Placement”)

On October 31, 2024, the Company completed a non-brokered private placement with a strategic investor for a total of C$6.1 million ($4.4 million) which consisted of the sale of 1,226,235 shares at a price of C$5.00 per share to top-up its ownership interest in the Company.

2024 Non-Brokered Private Placement (the “March 2024 Offering”)

On March 4, 2024, the Company closed the March 2024 Offering for a total of C$18.9 million ($13.9 million) which consisted of the sale of 4,500,000 units at a price of C$4.20 per unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$5.01 with an expiry date on March 4, 2027.

EXPLORATION AND EVALUATION SUMMARY

The following is a summary of exploration and evaluation expenditures incurred for three and six months ended June 30, 2026 and 2025:

	2026			2025
For the three months ended June 30	San Antonio	Guayabales	Total	Total
	$	$	$	$
Drilling services	25,599	6,126,172	6,151,771	2,987,216
Option payments and fees	-	1,522,742	1,522,742	921,131
Salaries and benefits	-	1,451,573	1,451,573	758,904
Field costs, surveys and other	10,836	1,396,033	1,406,869	557,539
Studies and technical evaluation	-	1,182,281	1,182,281	-
Assaying	14,890	669,128	684,018	709,378
Transportation and meals	37,994	511,877	549,871	436,810
Community expenses	-	495,666	495,666	230,414
Security	21,915	492,402	514,317	91,604
Consulting, professional fees and technical assistance	-	431,698	431,698	310,279
Depreciation and amortization	414	376,054	376,468	168,616
Geophysics	-	61,310	61,310	173,235
	111,648	14,716,936	14,828,584	7,433,113

3 | Page

	2026			2025
For the six months ended June 30	San Antonio	Guayabales	Total	Total
	$	$	$	$
Drilling services	350,766	9,285,486	9,636,252	5,241,694
Salaries and benefits	96,975	2,555,995	2,652,970	1,467,148
Field costs, surveys and other	84,269	2,205,254	2,289,523	955,014
Option payments and fees	137,080	2,034,279	2,171,359	1,279,209
Studies and technical evaluation	-	1,742,319	1,742,319	87,987
Transportation and meals	184,577	962,399	1,146,976	641,438
Assaying	113,864	957,101	1,070,965	1,065,381
Security	76,483	895,933	972,416	181,527
Consulting, professional fees and technical assistance	40,855	710,123	750,978	489,185
Community expenses	16,005	677,942	693,947	345,945
Depreciation and amortization	25,473	665,940	691,413	352,382
Geophysics	8,510	78,407	86,917	184,972
	1,134,857	22,771,178	23,906,035	12,291,882

	2026			2025
For the six months ended June 30	San Antonio	Guayabales	Total	Total
	$	$	$	$
Owned by the Company	-	22,017,021	22,017,021	10,321,286

Option agreements:
Guayabales II	-	250,000	250,000	250,000
Guayabales III	-	-	-	-
Guayabales IV	-	-	-	-
Other agreements	1,134,857	504,157	1,639,014	1,720,596
	1,134,857	22,771,178	23,906,035	12,291,882

1.	This table presents the expenditures incurred in respect of the properties comprising the Guayabales and San Antonio projects, which are either owned by or subject to option agreements held by the Company.

As the Guayabales Project advances, the nature of exploration expenditures is evolving beyond drilling and assaying to include engineering, metallurgical, environmental, geotechnical and other technical studies required to support future economic studies and permitting activities. During the three and six months ended June 30, 2026, the Company incurred approximately $1.2 million and $1.7 million, respectively, on these technical studies. These expenditures form an important component of the Company’s exploration and evaluation activities as it continues to advance the Apollo discovery toward future development milestones.

Guayabales Project

The Guayabales Project consists of mining titles, exploration applications, mining concession option agreements and a number of surface rights option agreements. The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia.

The Company has entered into four option agreements (the “First Guayabales Option”, the “Second Guayabales Option”, the “Third Guayabales Option” and the “Fourth Guayabales Option”) with third parties to explore, develop and acquire exploration property within the Guayabales Project.

On June 23, 2025, the Company accelerated the terms of the First Guayabales Option agreement, resulting in the transfer of 100% of the mining concession to the Company. The formal transfer was completed on December 30, 2025, at which time the mining concession was formally transferred and registered in the Company’s name with the Colombian National Mining Agency (Agencia Nacional de Minería, “ANM”).

In October 2023 and May 2024, the Company secured option agreements to purchase surface rights.

In September 2025, the Company secured two additional option agreements (the “Third Guayabales Option” and the “Fourth Guayabales Option”) with third parties to explore and acquire mining concessions.

4 | Page

In 2025, the Company completed several land acquisitions within the Guayabales Project area to consolidate strategically located properties for the future infrastructure and operational development of the Apollo discovery. This consolidation strategy continued into the first and second quarter of 2026, with the Company completing additional land acquisitions under similar arrangements.

Mining Concession, Land and Access Consolidation

During 2026, the Company continued advancing the consolidation of its mining concessions, mining applications and land position within the Guayabales Project through a combination of (a) mining concession and application purchases, (b) land acquisitions (including surface rights agreements) and (c) option agreements covering mining concessions, and surface rights.

These transactions are intended to secure strategic areas and ensure continued operational access for exploration and development activities associated with the Guayabales Project.

Surface rights and land purchase agreements allow for unrestricted use and control of the acquired land. Surface rights agreements are purchased from vendors who have possession of the property over a statutory period while land purchase agreements include the purchase of land which title is also registered in the official cadastre.

a)	Mining Concession and Application Purchase Agreement

First Guayabales Option – Fully Executed

On June 24, 2020, the Company entered into the First Guayabales Option to acquire a 100% interest in the property.

On June 23, 2025, the Company exercised the option and entered into an addendum with the optionor to accelerate the remaining consideration. The total consideration remained unchanged from the original agreement.

During the year ended December 31, 2025 and in January 2026, the Company accelerated and fully settled all remaining payments under the agreement. Accordingly, as at January 26, 2026, there are no outstanding obligations related to the First Guayabales Option.

While the cost associated with the acquisition of the Guayabales mining concession contract has been capitalised as an exploration and evaluation asset, the Company continues to expense other exploration and evaluation expenditures as incurred. These include costs related to exploratory drilling, sampling, surveying, equipment rentals, and similar field-based activities, which do not meet the criteria for capitalization under the Company’s accounting policy.

Other Mining Concessions

On July 16, 2025, the Company recognized a financial liability as a result of the acquisition of a mining concession under a two-year term for a total consideration of $0.75 million.

The total amount of $0.75 million will be paid as follows:

■	An initial instalment of $0.375 million was paid in July 2025, and

■	Annual instalments of $0.19 million to be paid in 2026 and 2027.

As at June 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $0.36 million.

Other Mining Applications

On March 27, 2026, the Company entered into an irrevocable agreement to acquire rights derived from a mining concession application related to the Trap target at the Guayabales Project for total consideration of $3.5 million, payable in three equal instalments through 2028.

Completion of the assignment is contingent upon the granting of the mining title by the National Mining Agency (“ANM”) to the current applicants and the subsequent registration of the assignment in favor of the Company.

5 | Page

In accordance with the Company’s accounting policy under IFRS 6, the total consideration owing to the optionor under the amended agreement has been reflected as a mining concession contract with a corresponding financial liability.

The total amount of US$3.5 million will be paid as follows:

●	An initial total instalment of $1.16 million was paid in April 2026,

●	Annual instalments of $1.17 million to be paid in 2027 and 2028.

As at June 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $2.1 million.

b)	Land Acquisition Agreements

In 2025, the Company completed land acquisitions within the Guayabales Project area. These acquisitions consolidate ownership of areas strategically located for the future infrastructure and operational development of the Apollo discovery. This consolidation strategy continued during 2026, with the Company completing additional land acquisitions.

Land acquisitions in 2026 include the following:

■	On March 10, 2026, the Company entered into a four-year agreement to acquire land with fixed terms of payment for a total consideration of $33.6 million. The present value of the total consideration is determined to be $28.2 million using a discount rate of 9.50% for the period 2026–2030. Accordingly, land has been recognized at this amount, with a corresponding financial liability recorded.

■	On March 20, 2026, the Company entered into a two-year agreement to acquire land with fixed terms of payment for a total consideration of $2 million. The present value of the total consideration is determined to be $1.9 million using a discount rate of 9.50% for the period 2026–2027. Accordingly, land has been recognized at this amount, with a corresponding financial liability recorded.

■	On April 27, 2026, the Company entered into a one-year agreement to acquire land with fixed terms of payment for a total consideration of $0.8 million.

These acquisitions consolidate ownership of areas strategically located for the future infrastructure and operational development of the Apollo discovery.

c)	Option Agreements

The option agreements are consistent with the Company’s strategy to maintain flexibility in expanding its resource base while managing capital allocation and development timing.

(i)	Mining Concession Option Agreements - Outstanding

Details of the mining concession option agreements are as follows:

Second Guayabales Option

On January 4, 2021, the Company entered into the Second Guayabales Option. This option agreement represents 5% of the total mineral concession area of the Guayabales Project. The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1.75 million. The Company has met its commitments under Phase 1 of the agreement.

6 | Page

Phase 2:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1.0 million.

Phase 3:

Upon completion of Phase 2, the Company is required to pay a total of $4.3 million over a two-year period ending on January 2, 2031 to acquire 100 percent of the property within the Second Guayabales Option.

The exploration and development program for the Second Guayabales Option, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

Summary:

The following is a summary of the option payments to acquire the mining concession under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Company may terminate the agreement at any time, upon notification to the optionor.

For the three and six months ended June 30, 2026, the Company recognized $nil and $0.25 million, respectively (three and six months ended June 30, 2025 – $nil and $0.25 million), related to option payments, as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of Phase II of the Second Guayabales Option.

As at June 30, 2026, and from inception of the agreement, the Company has made total option payments of $2.0 million.

Third Guayabales Option

On September 18, 2025, the Company entered into the Third Guayabales Option agreement to acquire mining concessions and one application, which represent approximately 21% of the total mineral concession of the Guayabales Project, with total payments of $10.2 million over a five-year period as follows:

■	An initial instalment of $2.8 million was paid in 2025;

■	Annual instalments of $1.48 million from 2026 through 2030.

Under the terms of the option agreement, the optionor and the Company submitted applications for the transfer of 100% of the concessions to the Company within 30 days of the execution of the agreement. The Company assumes exclusive responsibility for the management and execution of all activities within the concession areas.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the first six months ended June 30, 2026, the Company recognized $0.74 million, related to option payments, as exploration and evaluation expense in the interim condensed consolidated statement of operations and comprehensive loss in respect of this agreement.

As at June 30, 2026, and from the inception of the agreement, the Company has made total option payments of $3.54 million.

7 | Page

Fourth Guayabales Option

On September 18, 2025, the Company entered into the Fourth Guayabales Option agreement with one owner to acquire a mining concession. This option agreement represents 1% of the total mineral concession of the Guayabales Project.

Under the terms of an option agreement, the Company has the right to explore the mining concession up until October 1, 2028, at which point it can decide to acquire the mining concession by making a one-time payment of $7.0 million.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

(ii)	Surface Rights Agreements

These agreements grant the Company the right to use the land but not operational control or immediate ownership. The contracts include termination clauses in favour of the Company and payments are structured based on annual or specific terms. Following full compliance with payment obligations, the Company may initiate administrative and registration procedures with Colombian authorities to record such rights in the public registry and, subsequently, pursue formal recognition of ownership of the underlying land. According to the accounting policy adopted by the Company, these payments are recognized as exploration and evaluation expenditures and are expensed as incurred.

These surface rights ensure continuity of field operations and support near-term infrastructure planning without requiring immediate capital commitments for full land acquisition.

The Company has secured surface rights agreements that encompass the Apollo system with details as follows:

October 2023

On October 17, 2023, the Company entered into two option agreements with third parties to acquire surface rights over a four-year period. These option agreements replace and supersede the previous option agreements to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property over a four-year term, expiring on April 30, 2027, for total payments over the term of the agreements of $4.4 million.

The Company may terminate the agreement at any time, upon notification to the optionor.

For the six months ended June 30, 2026, the Company has recognized option payments of $0.50 million (three and six months ended June 30, 2025 – $0.45 million, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at June 30, 2026, and from inception of the agreement, the Company has made total option payments of $2.85 million.

May 2024

On May 23, 2024, the Company entered into three option agreements with third parties to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property. One agreement concluded on April 23, 2025, one agreement concluded on August 23, 2025, and the other one concludes on September 23, 2027. Upon conclusion of each agreement, the Company becomes the owner of the mentioned surface rights. Total payments over the term of the three agreements is $0.3 million.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

8 | Page

For the three and six months ended June 30, 2026, the Company recognized option payments of $0.004 and $0.008, respectively (three and six months ended June 30, 2025 – $0.02 million and $0.025 million, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at June 30, 2026, and from inception of the agreement, the Company has made total option payments of $0.29 million.

Exploration and Evaluation Activities - Guayabales

During the quarter, the Company continued with its drilling campaign at the Guayabales Project. Drilling continued to define and expand the Ramp Zone as well as define and expand the shallow portion of the Apollo system. During the quarter, the Company also initiated drilling at the Trap target.

For the three and six months ended June 30, 2026, the Company recognized a total of $14.7 million and $22.8 million, respectively (three and six months ended June 30, 2025 – $4.1 million and $6.5 million, respectively) as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of the Guayabales Project, including option payments of $0.74 million and $0.99 million, respectively (three and six months ended June 30, 2025 – $0.47 million and $0.75 million, respectively).

San Antonio Project

The Company has entered into two option agreements (the “First San Antonio Option” and the “Second San Antonio Option”) with third parties to explore, develop and acquire the mining concession and properties within the San Antonio Project.

Land and Access Consolidation

During 2026, the Company continued advancing the consolidation of its San Antonio Project through a combination of (a) land acquisition and (b) option agreements covering surface rights.

These transactions are intended to secure strategic areas and ensure continued operational access for exploration and development activities associated with the San Antonio Project.

a)	Land Acquisition Agreement

■	On February 25, 2026, the Company entered into a four-year agreement to acquire land with fixed terms of payment for a total consideration of $10.6 million. The present value of the total consideration is determined to be $8.9 million using a discount rate of 9.50% for the period 2026–2030. Accordingly, land has been recognized at this amount, with a corresponding financial liability recorded.

b)	Option Agreements

The option agreements are consistent with the Company’s strategy to maintain flexibility in expanding its resource base while managing capital allocation and development timing.

First San Antonio Option

On July 9, 2020, the Company entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio Project is located approximately 80km south of Medellín and is situated in the Middle Cauca belt in the Department of Caldas, Colombia.

The option agreement provides the Company the right to explore, develop and acquire 100 percent of the mining concession over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2.5 million. The Company has the option to pay an additional $2.5 million to the optionor upon reaching commercial production in exchange for the 1.5% NSR. This option agreement represents 100% of the total mineral concession area of the San Antonio Project.

9 | Page

Option payments under the agreement are as follows:

$
August 8, 2020	30,000
July 9, 2021	50,000
July 9, 2022	100,000
July 9, 2023	150,000
July 9, 2024	250,000
July 9, 2025	420,000
July 9, 2026	750,000
July 9, 2027	750,000
2,500,000
Upon reaching commercial production	2,500,000
5,000,000

The Company may terminate the agreement at any time, upon notification to the optionor. In addition, the Company may acquire 100 percent of the property at any time prior to the expiration of the agreement by paying all remaining amounts under the agreement.

The exploration and development program, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

As at June 30, 2026, and from inception of the amended agreement, the Company has made total option payments of $1.0 million.

Second San Antonio Option

On June 13, 2024, the Company entered into an initial easement agreement with a third party for a total consideration of $0.05 million. The agreement granted the Company certain surface access rights within a defined geographic area within the San Antonio Project.

Subsequently, on October 29, 2024, the Company and the optionor amended and expanded the original agreement. Under the modified terms, the Company obtained a right of first refusal to acquire properties (land and surface rights) within the same area. This arrangement provides the Company with the opportunity, but not the obligation, to acquire such properties in the future, with terms and conditions to be determined at the time of acquisition, until December 31, 2026.

The total consideration agreed under the amended agreement amounts to $0.50 million, payable in instalments as follows:

c)	an initial instalment of $0.10 million was paid in 2024;

d)	an additional instalment of $0.25 million was paid in 2025; and

e)	A final instalment of $0.15 million was paid in January 2026.

On February 25, 2026, following the completion of the right of first refusal arrangement described above, the Company entered into a four-year land acquisition agreement with the optionor for total consideration of $10.6 million (see “San Antonio Project – Land Acquisition Agreement” above for the related payment schedule).

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

Exploration Activities – San Antonio

During 2021, the Company initiated a maiden 5,000-meter drill program on the San Antonio Project. The aim of the program was to initially determine the near surface geometry of three targets and once defined, begin testing the potential for multiple, concealed, mineralized porphyry and breccia bodies within an area measuring approximately 2 kilometers x 1 kilometers (“km”). Surface work in this area had outlined anomalous gold and molybdenum soil values in association with altered porphyry intrusive bodies, porphyry-related stockwork quartz veining, hydrothermal breccias and polymetallic veins. To date, the Company has made a grassroot discovery at the Pound target, one of the three targets generated at the San Antonio Project.

10 | Page

From 2022 to 2024, the Company conducted an IP survey and conducted reconnaissance field work to further delineate the drill targets for follow up drilling.

On January 27, 2025, the Company announced the re-commencement of drilling at the San Antonio Project. Drilling continued throughout 2025 and in the first quarter of 2026 and resulted with the Company announcing the discovery of a silver rich vein system outcropping at surface. The Company has continued with reconnaissance exploration work in the second quarter of 2026 with the aim of defining additional targets.

For the three and six months ended June 30, 2026, the Company recognized a total of $0.1 million and $1.1 million, respectively (three and six months ended June 30, 2025 – $0.07 million and $1.7 million, respectively) as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of the San Antonio Project.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The Company’s presentation and functional currency are U.S. dollars.

As at	June 30, 2026	December 31, 2025	December 31, 2024
	$	$	$
Consolidated Financial Position
Cash and cash equivalents	93,726,809	129,647,421	38,930,957
Total assets	168,806,329	158,045,765	42,556,391
Non-current liabilities	28,729,052	4,255,225	72,732
Working capital[1]	71,674,818	122,592,235	37,302,233
Equity	116,070,141	145,127,536	37,008,166

1.	Working capital is a non-GAAP measure and represents current assets less current liabilities, excluding warrants liability.

Total Assets

Total assets increased to $168.8 million as at June 30, 2026, from $158.0 million as at December 31, 2025. The increase was primarily driven by significant additions to property, plant and equipment related to strategic land acquisitions within the Guayabales and San Antonio Project areas, together with the acquisition of rights associated with the Trap mining concession application. These increases were partially offset by lower cash and cash equivalents resulting from investing and operating activities during the period.

Cash and cash equivalents

Cash and cash equivalents decreased to $93.7 million from $129.6 million as at December 31, 2025. The decrease primarily reflects cash deployed to fund ongoing exploration activities and strategic investing activities, including land acquisitions within the Guayabales Project. Despite these expenditures, the Company continues to maintain a strong liquidity position to support its exploration, technical studies and future development activities.

Mining concession assets

Mining concession assets increased to $14.8 million (December 31, 2025 – $11.6 million). The increase primarily reflects the acquisition of rights related to the Trap mining concession application within the Guayabales Project, partially offset by the fair value adjustment recognized on the related long-term liability.

Property, plant and equipment

Property, plant and equipment increased significantly to $53.0 million (December 31, 2025 – $11.2 million). The increase primarily reflects approximately $40.4 million of land acquisitions completed during the first half of 2026. These acquisitions form part of the Company’s strategy to consolidate strategically located land parcels supporting the future infrastructure, permitting and potential development of the Apollo discovery, while also securing additional land within the San Antonio Project area.

11 | Page

Working capital

Working capital decreased to $71.7 million from $122.6 million as at December 31, 2025. The decrease primarily reflects the use of cash to fund investing and operating activities, together with an increase in the current portion of long-term obligations associated with land acquisition agreements and the Trap mining concession application.

Equity

Equity decreased to $116.1 million from $145.1 million as at December 31, 2025, primarily reflecting the net loss recognized during the six-month period. This decrease was partially offset by the issuance of common shares upon the exercise of stock options and the recognition of share-based compensation.

Non-current Liabilities

Non-current liabilities increased to $28.7 million as at June 30, 2026, from $4.3 million as at December 31, 2025, primarily reflecting the non-current portion of long-term obligations associated with land acquisitions and the acquisition of rights associated with the Trap mining concession application, together with lease liabilities and environmental remediation obligations.

During the first half of 2026, the Company recognized approximately $49.7 million (nominal value) of additional long-term obligations, primarily related to land acquisition agreements and the Trap mining concession application acquisition. As a result, total long-term obligations (including the current portion) increased to $37.8 million as at June 30, 2026, compared to $4.7 million at December 31, 2025, reflecting the Company’s strategy of securing strategically important land parcels and mineral rights through structured multi-year payment arrangements.

	Three months ended June 30 (Unaudited)			Six months ended June 30 (Unaudited)
	2026	2025	2024	2026	2025	2024
	$	$	$	$	$	$
Consolidated Operating Results
Exploration and evaluation expenses	(14,828,584)	(7,433,113)	(5,181,251)	(23,906,035)	(12,291,882)	(9,019,771)
General and administration	(3,969,552)	(2,236,131)	(1,222,105)	(7,958,340)	(4,134,425)	(2,425,283)
Gain (Loss) on revaluation of warrants liability	-	-	94,691	-	(10,564,474)	466,205
Net loss and comprehensive loss	(20,096,826)	(8,518,993)	(6,331,921)	(32,451,602)	(25,446,926)	(11,057,158)
Basic and diluted loss per common share	(0.22)	(0.11)	(0.09)	(0.35)	(0.31)	(0.17)

Three months ended June 30, 2026 and 2025

Exploration and Evaluation Expenses

Exploration and evaluation expenses for the three months ended June 30, 2026 were $14.8 million, compared to $7.4 million for the same period in 2025, representing an increase of $7.4 million.

The increase primarily reflects the continued expansion of the Company’s exploration activities during the quarter. The Company completed approximately 23,649 metres of drilling during Q2 2026, compared to 18,007 metres during Q2 2025, representing an increase of approximately 31%. The higher level of drilling activity, together with increased drilling costs per metre following updated drilling contract rates and the continued advancement of multiple targets across the Guayabales and San Antonio Projects, contributed to the increase in exploration expenditures.

As the Guayabales Project continues to advance, the Company’s exploration activities increasingly include engineering, environmental, geotechnical and other technical studies in addition to traditional drilling and assaying. During the quarter, the Company incurred approximately $1.2 million in studies and technical evaluations (2025 – nil) to support future economic studies and environmental permitting activities. Exploration expenditures also increased as a result of the continued expansion of the Company’s technical and operational teams, together with higher field costs, surveys, security, community-related expenditures and other exploration support activities required to advance multiple targets across its project portfolio.

12 | Page

General and Administration Expenses

General and administration expenses for the three months ended June 30, 2026 were $4.0 million, compared to $2.2 million for the same period in 2025, representing an increase of $1.7 million.

The increase was primarily driven by higher share-based compensation, which increased by approximately $0.7 million, reflecting equity awards granted during the period. Salaries and benefits also increased by approximately $0.5 million, consistent with the continued expansion of the Company’s corporate and administrative teams to support its growing operations.

In addition, travel and entertainment, office administration, insurance and depreciation expenses increased in line with the continued growth of the Company’s corporate activities.

Six months ended June 30, 2026 and 2025

Exploration and Evaluation Expenses

Exploration and evaluation expenses for the six months ended June 30, 2026 were $23.9 million, compared to $12.3 million for the same period in 2025, representing an increase of $11.6 million.

The increase reflects the continued expansion of the Company’s exploration programs during 2026. During the first six months of 2026, the Company completed approximately 35,874 metres of drilling, compared to 30,251 metres during the same period in 2025, representing an increase of approximately 19%. The increase in drilling activity, together with higher drilling costs per metre following updated contract rates, contributed to the overall increase in exploration and evaluation expenditures.

The increase also reflects the continued evolution of the Company’s exploration activities beyond drilling to include engineering, environmental, geotechnical and other technical studies supporting future economic studies and environmental permitting. Expenditures on studies and technical evaluations increased to approximately $1.7 million during the first six months of 2026 (2025 – $0.1 million). In addition, higher salaries and benefits associated with the expansion of the Company’s technical workforce, together with increased field costs, surveys, transportation, security, community-related expenditures and other exploration support activities required to advance multiple exploration targets, also contributed to the increase in exploration expenditures.

General and Administration Expenses

General and administration expenses for the six months ended June 30, 2026 were $8.0 million, compared to $4.1 million for the same period in 2025, representing an increase of $3.8 million.

The increase was primarily attributable to higher share-based compensation, which increased by approximately $1.8 million, reflecting equity awards granted during the period. Salaries and benefits also increased by approximately $1.2 million, reflecting the continued expansion of the Company’s corporate workforce to support its growing exploration and development activities.

In addition, travel and entertainment, office administration, insurance and depreciation expenses increased as the Company continued to expand its corporate infrastructure and administrative capacity. These increases were partially offset by lower investor relations and regulatory compliance costs compared to the prior year.

13 | Page

SUMMARY OF CONSOLIDATED QUARTERLY RESULTS

The following table sets forth selected consolidated unaudited financial information, prepared in accordance with IFRS Accounting Standards, for each of the Company’s eight most recently completed quarters.

	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
	$	$	$	$	$	$	$	$
Net income (loss)	(20,096,826)	(12,354,776)	(13,567,662)	(10,843,768)	(8,518,993)	(16,927,932)	(9,591,266)	(6,300,500)
Basic and diluted income (loss) per share	(0.22)	(0.13)	(0.16)	(0.13)	(0.11)	(0.22)	(0.13)	(0.09)

As the Company is currently in the advanced exploration stage, variations in quarterly results are primarily driven by the level and timing of exploration and evaluation activities, the continued expansion of corporate infrastructure required to support the Company’s growth, and, in certain periods, non-cash items such as the revaluation of derivative instruments.

The Company reported a net loss of $20.1 million, or $(0.22) per basic and diluted share, for the second quarter of 2026, compared to a net loss of $12.4 million, or $(0.13) per basic and diluted share, in the first quarter of 2026. The higher net loss primarily reflects increased exploration and evaluation expenditures resulting from higher drilling activity, with approximately 23,649 metres drilled during Q2 2026 compared to 12,225 metres during Q1 2026. The increase also reflects higher expenditures on engineering, environmental, geotechnical and other technical studies supporting future economic studies and permitting activities, together with higher general and administrative expenses, including share-based compensation and salaries and benefits.

Compared to the second quarter of 2025, net loss increased from $8.5 million to $20.1 million, primarily reflecting the continued expansion of the Company’s exploration programs. Exploration and evaluation expenditures increased due to higher drilling activity, updated drilling contract rates, increased technical studies, expanded field activities and the continued growth of the Company’s technical workforce. General and administrative expenses also increased as the Company continued to strengthen its corporate infrastructure to support the advancement of its exploration projects.

Basic and diluted loss per share increased from $(0.11) in Q2 2025 to $(0.22) in Q2 2026, primarily reflecting the higher net loss, partially offset by the higher weighted average number of common shares outstanding following the equity financings completed during 2025.

LIQUIDITY AND MANAGEMENT OF CAPITAL RESOURCES

The Company has no operating cash flow from a producing mine and therefore must utilize its current cash reserves and funds obtained from equity financing transactions (see “Business Transactions” in this MD&A) to fund its operating and exploration activities, including payments subject to exploration option agreements (see “Exploration and Evaluation Summary” in this MD&A).

The Company’s objectives in managing capital are to maintain its ability to continue as a going concern and to achieve optimal returns for stakeholders. In addition, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential, if they fit within the Company’s overall strategic plan and if the Company has sufficient financial resources to do so. Management considers future capital requirements to sustain the future operation of the business, including current and new exploration program requirements, and assesses market conditions to determine when adjustments to the capital structure are appropriate.

For the year ended December 31, 2025, the Company raised $36.4 million from the closing of the March 2025 Private Placement, $89.9 million from the closing of the October 2025 Offering, $10.8 million from the closing of the October 2025 Private Placement (see “Business Transactions” in this MD&A) and $9.2 million from the exercise of warrants and options.

As at June 30, 2026, the Company’s cash and working capital position (current assets less current liabilities, excluding warrants liability (“Working Capital”)) was $93.7 million and $71.7 million, respectively (December 31, 2025 – $129.6 million and $122.6 million, respectively). The Company will utilize its working capital towards general operating activities and the advancement of its exploration programs, including its obligations under its exploration option agreements (see “Exploration and Evaluation Summary” in this MD&A).

14 | Page

Cash Flow Items

The following is a summary of the Company’s cash flows for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30 (Unaudited)			Six months ended June 30 (Unaudited)
	2026	2025	2024	2026	2025	2024
	$	$	$	$	$	$
Operating activities	(13,855,368)	(7,587,373)	(6,629,658)	(24,415,161)	(13,015,016)	(10,597,286)
Financing activities	(85,692)	(141,798)	4,265,822	(321,749)	44,266,124	18,041,924
Investing activities	(5,545,885)	(104,749)	(34,406)	(10,934,040)	(132,079)	(66,649)
	(19,486,945)	(7,833,920)	(2,398,242)	(35,670,950)	31,119,029	7,377,989
Foreign exchange on cash	(120,380)	389,098	(202,136)	(249,662)	531,396	(408,674)
Net change in cash balance	(19,607,325)	(7,444,822)	(2,600,378)	(35,920,612)	31,650,425	6,969,315

Three months ended June 30, 2026 and 2025

Operating Activities

Net cash used in operating activities increased to $13.9 million during the second quarter of 2026, compared to $7.6 million during the same period in 2025. The increase primarily reflects the expansion of the Company’s exploration activities, including higher drilling expenditures, engineering and technical studies supporting future economic studies and permitting activities, increased personnel costs associated with the expansion of the Company’s technical and corporate teams, and higher general operating expenditures.

Financing Activities

Net cash used in financing activities was $0.1 million in Q2 2026, compared to $0.1 million in Q2 2025, primarily reflecting lease payments, partially offset by proceeds from stock option exercises.

Investing Activities

Net cash used in investing activities increased to $5.5 million, compared to $0.1 million during the second quarter of 2025. The increase primarily reflects strategic land acquisitions completed within the Guayabales Project area together with the initial payment related to the Trap mining concession application, supporting the Company’s long-term land and mineral rights consolidation strategy.

Six months ended June 30, 2026 and 2025

Operating Activities

Net cash used in operating activities increased to $24.4 million for the six months ended June 30, 2026, compared to $13.0 million during the same period in 2025. The increase primarily reflects the continued expansion of exploration programs, including higher drilling activity, engineering and technical studies, increased employee costs, and higher expenditures required to support the Company’s growing operations.

Financing Activities

Net cash used in financing activities was $0.3 million, compared to net cash provided by financing activities of $44.3 million during the same period in 2025. The prior-year inflow primarily reflects the completion of the March 2025 Private Placement together with proceeds received from the exercise of warrants and stock options, while financing activities during 2026 were limited to routine lease payments and stock option exercises.

Investing Activities

Net cash used in investing activities increased to $10.9 million, compared to $0.1 million during the first six months of 2025. The increase primarily reflects strategic land acquisitions completed during the period together with the acquisition of rights related to the Trap mining concession application, consistent with the Company’s strategy of consolidating strategically located land parcels and mineral rights to support future infrastructure, permitting activities and future economic studies for the Guayabales Project.

15 | Page

EQUITY AND WARRANTS

Fully Diluted Shares

As at	June 30, 2026	December 31, 2025	December 31, 2024
Shares issued	92,742,707	92,537,998	77,602,208
Stock options outstanding	6,639,091	6,103,800	4,434,800
Warrants	-	-	2,250,000
	99,381,798	98,641,798	84,287,008

Share Capital

As at June 30, 2026, a total of 204,709 shares were issued as a result of the exercise of options.

Options

As at June 30, 2026, 6,639,091 (December 31, 2025 – 6,103,800) stock options were outstanding at an average exercise price of C$11.41 (December 31, 2025 – C$9.51), of which 2,289,093 (December 31, 2025– 2,793,802) were exercisable. The exercise in full of the outstanding stock options as at June 30, 2026 would raise a total of approximately C$75.7 million. Options expire between 2026 and 2031. Management does not know when and how much will be collected from the exercise of such securities as this is dependent on the determination of the option holders and the market price of the Common Shares.

Outstanding Equity Data

As of August 11th, 2026, the Company had 92,742,707 Common Shares, and a total of 6,639,091 stock options outstanding to purchase Common Shares. These amounts remain unchanged from those reported as of June 30, 2026.

TRENDS AND RISKS THAT AFFECT THE COMPANY’S FINANCIAL CONDITION

Please see the “Market Trends” and “Risks and Uncertainties” sections of this MD&A for information regarding known trends, demands, commitments, events or uncertainties that are reasonably likely to have an effect on the Company’s business and industry and economic factors affecting the Company’s performance.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OPTION AGREEMENTS

Contractual Obligations and Commitments

As at June 30, 2026, the Company had the following contractual commitments and obligations:

	Total	Less than 1 Year	2 – 5Years	After 5 Years
	$	$	$	$
Lease commitments[1]	673,329	673,329	-	-
Service contracts [2]	1,490,815	1,490,815	-	-
	2,164,144	2,164,144	-	-

1.Represents	contractual lease payments payable over future periods.
2.Service	contracts represent commitments in respect of drilling.

Option Agreements

The Company has the option to terminate its option agreements at any time without any financial consequences. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

16 | Page

As at June 30, 2026, the timing of expenditures, including option payments, under the Company’s option agreements are as follows:

	Total	Less than 1 Year	Year 2	Year 3	Year 4	After 4 years
	$	$	$	$	$	$
Second Guayabales Option	5,050,000	250,000	250,000	250,000	2,150,000	2,150,000
Third Guayabales Option	6,660,000	1,480,000	1,480,000	1,480,000	1,480,000	740,000
Fourth Guayabales Option (a)	7,000,000	-	-	7,000,000	-	-
First San Antonio Option (b)	4,000,000	750,000	750,000	-	-	2,500,000
Other Option agreements (c)	1,571,780	1,567,424	4,356	-	-	-
Balance, end of period	24,281,780	4,047,424	2,484,356	8,730,000	3,630,000	5,390,000

(a)	Includes a one-time exercise payment of $7,000,000 on October 1st, 2028.
(b)	Includes a one-time payment of $2,500,000 in lieu of the NSR upon reaching commercial production.
(c)	Amount disclosed related to the option agreements to purchase surface rights.

RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2026, the Company entered into transactions with related parties, as defined in IAS 24, Related Party Disclosures. Related parties include members of key management personnel, the Board of Directors, and enterprises controlled by these individuals.

Key management personnel include the independent directors, the Executive Chairman of the Board (the “Chairman”), the Chief Executive Officer (“CEO”), the President, and the Chief Financial Officer (“CFO”).

The total compensation of key management personnel increased to $2.2 million for the period ended June 30, 2026, compared with $1.04 million in the prior-year period. The increase primarily reflects the appointment of a new CEO during the second quarter of 2025, resulting in higher salary and incentive compensation, as well as the issuance of new stock options as part of the CEO’s incentive package. The increase in share-based payment expense also reflects the higher grant-date fair value of options awarded during the period. During the period, certain management services were provided through companies controlled by members of key management:

●	The Chairman provides services through Lion Mining Services Inc. for a monthly fee of $45,800 (the monthly fee was US$27,500 from January through October 2025 and increased to US$45,800 effective November 2025).

●	The CEO provides services through Nova Lima LLC for a monthly fee of $33,333 (the same monthly fee has applied since he joined the Company in April 2025).

In addition, the Company reimburses expenses incurred by the Chairman and CEO in the course of performing their duties related to the representation and management of the Company.

All related party agreements are reviewed and approved by the independent members of the Board to ensure terms are fair and reasonable to the Company.

All related party transactions were made in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Management believes the terms of these transactions are comparable to those that would be obtained from arm’s-length parties under similar circumstances.

No other material related party transactions occurred during the period, and there were no outstanding balances or commitments with related parties other than those disclosed above.

17 | Page

FINANCIAL INSTRUMENTS AND RELATED RISKS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model, Binomial pricing model, or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2025.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, without limitation, such considerations as liquidity and capital resources.

MARKET TRENDS

Global Financial Market Conditions

Events and conditions in the global financial markets, particularly over the last two years, continue to impact gold prices, commodity prices, interest rates and currency rates. These conditions, as well as market volatility, may have a positive or negative impact on the Company’s operating costs, project exploration expenditures and planning of the Company’s projects.

Gold Market

The Company’s economic assessment of its gold projects is impacted by the market-driven gold price. The gold market is affected by inflation, continued sovereign debt risks, elevated geo-political risks, mine production and substantial above-ground reserves that can affect the price should a portion of these reserves be brought to market.

While many factors impact the valuation of gold, traditionally the key factors are actual and expected U.S. dollar value, global inflation rates, oil prices and interest rates.

The gold price has displayed considerable volatility in the last few years. Continued uncertainties in major markets, specifically in the U.S. and European countries, and increased trade tensions between the U.S. and China and heightened geo-political risks in Europe and the Middle East were the main driving forces in the demand and volatility for gold. The daily closing spot gold price during the six months ended June 30, 2026, was between $4,009 and $5,318 per ounce, for an average price in 2026 of $4,694 per ounce.

Currency

The Company’s functional and reporting currency is the U.S. dollar. The key currencies to which the Company is exposed are the Canadian dollar and the Colombian peso, which have experienced greater volatility relative to the U.S. dollar over the last several years. Fluctuation of the Canadian dollar against the U.S. dollar has a direct impact on the Company as proceeds from equity financing are in Canadian dollars. At times, the Company has mitigated the impact by converting a significant portion of proceeds received from the offerings to U.S. dollars and Colombian pesos. Fluctuation of the Colombian peso has a direct impact on the Company’s exploration and operating activities.

The Company expects to have significant U.S. dollar and Colombian peso requirements, mainly in relation to exploration activities, salaries and exploration option payments.

As at June 30, 2026, the Company held $93.7 million in cash, of which $85.1 million was in U.S. dollars, $7.0 million was in Canadian dollars, and $1.6 million was in Colombian pesos. Purchases of additional Colombian pesos will be required to meet the Company’s obligations in local jurisdictions.

As of August 11th, 2026, the Company held approximately $82.4 million in cash and cash equivalents, of which $71.2 million was in U.S. dollars, the equivalent of $4.3 million was in Colombian pesos, and the equivalent of $6.9 million was in Canadian dollars, representing approximately 87%, 5%, and 8%, respectively of total cash balances.

18 | Page

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company’s accounting policies are detailed in Note 3 of the audited consolidated financial statements for the year ended December 31, 2025.

CHANGES IN ACCOUNTING POLICIES

Future Accounting Changes

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by the Company in 2026 or later.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18, was issued to achieve comparability of the financial performance of similar entities. The issuance of IFRS 18 is expected to have a substantive impact on financial statements, including potential changes to the structure of the income statement and various disclosure requirements. The standard, which replaces IAS 1, “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is assessing the potential impact of the standard on its consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) for the Company. The Company’s controls are based on the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework.

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s management, with the participation of its CEO and CFO, has evaluated the effectiveness of the Company’s DC&P. Based on such evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2026, the Company’s DC&P were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

19 | Page

There were no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2026 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and the CFO, does not expect that its DC&P and ICFR will prevent or detect all errors and fraud. A cost-effective system of internal controls, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the ICFR are achieved.

EMERGING MARKET DISCLOSURE

Operations in an Emerging Market Jurisdiction

The Company’s mineral properties and principal business operations are located in a foreign jurisdiction, namely the Republic of Colombia. Operating in Colombia exposes the Company to various degrees of political, economic and other risks and uncertainties.

Board and Management Experience and Oversight

Key members of the Company’s management team and Board of directors have extensive experience running business operations in Colombia. Mr. Ari Sussman, the Executive Chairman of the Company, was Chief Executive Officer and a director of Continental Gold Inc. (“Continental Gold”), and Mr. Paul Begin, the Chief Financial Officer and Corporate Secretary of the Company, was Chief Financial Officer of Continental Gold, which was the largest gold mining company in Colombia and the first to successfully permit and construct a modern large-scale underground gold mine in the country. Continental Gold was a former Toronto Stock Exchange-listed issuer, from March 2010 until it was acquired by Zijin Mining Group Co., Ltd. in March 2020 for over C$1.4 billion.

Mr. Ned Jalil, the Chief Executive Officer of the Company, is a seasoned mining executive with over 25 years of global experience across gold, silver, and key battery metals including copper and nickel.  Ned has successfully led projects from exploration through to feasibility, construction, and production throughout Latin America.

Mr. Omar Ossma, the President of the Company, was the former Vice President, Legal of Continental Gold, and has over 20 years of legal experience in Colombian corporate, environmental, mining and energy law. As Vice President, Legal of Continental Gold, he oversaw the Colombian legal team and was responsible for all legal support efforts in the country.

Mr. Santos, the Executive Vice President of the Company, brings more than two decades of senior leadership experience in strategy, operations, transformation and corporate services across the Americas, with a strong track record in Colombia’s resource sector. Most recently, he served as CEO of Americas Business Services at Holcim / Amrize. Prior to Holcim / Amrize, Mr. Santos held key executive positions at Ecopetrol S.A., Colombia’s largest integrated energy company, including being the Vice President of Supply Chain & Shared Services.

Mr. Evans, the Executive Vice President Exploration of the Company, brings international leadership and Latin America experience having held senior roles at Newmont Mining Limited and Vedanta/Hindustan Zinc Limited.   Mr. Evans’s experience at Newmont Mining Limited included multiple jurisdictions in Latin America.

Ms. Maria Constanza García Botero, an independent director of the Company, is a resident of Colombia, and has worked in public finance, urban development, infrastructure, mining, energy, and public-private partnerships (PPPs) as an advisor or in various management positions at the National Planning Department, the Ministry of Finance, and the National Hydrocarbons Agency. From 2010 to 2012 she served as the Deputy Minister of Infrastructure at the Ministry of Transport (Colombia), and from 2012 to 2014, served as President of the National Mining Agency, Ministry of Mining and Energy (Colombia).

Mrs. Angela María Orozco Gómez, an independent director of the Company, is a resident of Colombia and has 30 years of government and international experience.  Most recently, Mrs. Orozco Gómez was the Minister of Transport and Infrastructure, Colombia where she led various initiatives that secured public and private investments in the transportation and infrastructure industries.  Mrs. Orozco Gómez has also been a partner in various private ventures that helped to represent industries in international trade disputes.

20 | Page

Mr. Ashwath Mehra is a seasoned executive with over 35 years’ experience in the mineral industry. Mr. Mehra spent many years in the commodity trading and mining business as well as owning, buying and selling companies globally.

Mr. Jasper Bertisen is a seasoned leader in the mining industry with a proven track record of successfully driving strategic initiatives. He has spent the majority of his career in mining private equity with Resource Capital Funds, overseeing due diligence and strategy execution for investments spanning development-stage to producing assets across various commodities and global markets.

The Board, as well as management and consultants, are actively involved in technical activities, risk assessments and progress reports in connection with the Company’s exploration activities. The Colombian-resident Board and management members work directly with local contractors in an operational capacity, and are familiar with the laws, business culture and standard practices in Colombia, are fluent in Spanish, and are experienced in dealing with Colombian government authorities, including with respect to mineral exploration licensing, maintenance, and operations.

Communication

While the reporting language of the head office of the Company is English, the primary operating language in Colombia is Spanish. The senior management team in Colombia, Ms. García Botero and Ms Orozco, are bilingual in English and Spanish, and Mr. Sussman is fluent in English and conversationally fluent in Spanish. The Company maintains open communication with its Colombian operations through its partially bilingual Board, such that there are no language barriers between the Company’s management and local operations.

The Company’s management communicates with its in-country operations through phone and video calls and conferences, in-country work, meetings, e-mails, and regular reporting procedures. In addition, Collective retained Lloreda Camacho & Co., a law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters. Professionals at Lloreda Camacho & Co. acting on behalf of Collective are bilingual in both English and Spanish.

Controls Relating to Corporate Structure Risk

The Company has implemented a system of corporate governance, internal controls over financial and disclosure controls and procedures that apply to the Company, Collective Mining Limited (Bermuda) including the Branch and its two indirect Colombian subsidiaries, Minerales Provenza and Minera Campana (together with Minerales Provenza, the “Colombian Subsidiaries”), which are overseen by the Board and implemented by senior management.

The relevant features of these systems include direct oversight over the Branch and the Colombian Subsidiaries’ operations by Omar Ossma, as the principal representative each of the Colombian Subsidiaries and who is also the President of the Company. Since the Company indirectly holds all of the issued and outstanding equity interests of the legal entity that comprises the Branch and the Colombian Subsidiaries, the Company exercises effective control over the Branch and the management of each of the Colombian Subsidiaries, as well as its composition.

Executive management and the Board prepare and review the Colombian Subsidiaries’ financial reporting as part of preparing its consolidated financial reporting, and the Company’s independent auditors review the consolidated financial statements under the oversight of the Company’s Audit Committee.

Local Records Management

The minute books and corporate records of each of the Colombian Subsidiaries are maintained and held by the Company at Cl. 3 Sur #43a-76, Piso 5 El Poblado, Medellín, AntioquiaColombia. Senior management control these records, and the Board and management team have full access.

Strategic Direction

While the exploration operations of each of the Branch and the Company’s subsidiaries are managed locally, the Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.

21 | Page

Disclosure Controls and Procedures

The Company has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Company. This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from Board members in Colombia.

CEO and CFO Certifications

In order for the Company’s Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the Chief Executive Officer and Chief Financial Officer of the Company in a timely manner.

Managing Cultural Differences

Differences in cultures and practices between Canada and Colombia are addressed by the engagement of Colombian-resident Board and management members, as well as local advisors, who have deep operational experience with the mineral exploration industry in Colombia and are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in Colombia and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements. In addition, most of the Company’s management team members that are non-Colombians have been involved in the Colombian mineral exploration and development industry for over 10 years through their involvement with Continental Gold (as further described above), developing an understanding of the relevant cultural differences and helping in mitigating potential risks from cultural differences.

Transactions with Related Parties

The Company is subject to applicable Canadian and United States securities laws and applicable exchange rules and Canadian accounting rules with respect to approval and disclosure of potential related party transactions and has procurement and other policies in place which it follows to mitigate risks associated with potential related party transactions. The Company may in the future transact with related parties from time to time, in which case such related party transactions may require disclosure in the consolidated financial statements of the Company and in accordance with applicable Canadian securities laws and accounting rules.

Controls Relating to Verification of Property Interests

The Company engaged a local team with broad experience in mining exploration in Colombia, as well as in legal, social, and environmental matters. The lead team in Colombia was previously successful in licensing, building, and putting into operation other mining projects in Colombia. This contributed to obtaining an understanding of the framework surrounding the good standing of the Company’s properties and assets, from a legal, social, and environmental perspective.

The lead team was tasked with the negotiation and acquisition of properties that comprise the Colombian Projects. The current President of the Company, Mr. Omar Ossma, who led the negotiations and acquisitions of the Company’s current projects, is a licensed lawyer in Colombia, with more than 20 years of professional experience in Colombian corporate, environmental, mining and energy law, 15 of which have been dedicated to the mining and energy sectors. His knowledge of the legal framework of mineral properties and assets assisted the Company in negotiating and entering into legally binding agreements under Colombian law, ensuring the good standing of the Company’s rights over the acquired assets and properties.

The Company also retained an established and leading law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters, that is widely known for their mining practice. In addition to providing a wide array of legal services beginning from the date of incorporation of the Company’s Colombian subsidiaries, the law firm also prepared and delivered title opinions with respect to the Company’s current Colombian properties.

22 | Page

In addition, the Company retained two independent consulting firms specializing in the mining sector, with significant experience in social, engineering, environmental and other sustainability matters that prepared and delivered a due diligence report on the socio-economic and environmental conditions of the properties comprising the San Antonio Option, as well as the first and second Guayabales options, and a baseline study report on the performance of certain socio-economic, health and safety measures in the property area.

The mining concession contract owners of the Guayabales license, for which the Company accelerated its option agreement to own an undivided 100% interest (see press release dated June 23, 2025), requested to the Colombian authorities in 2022 that the incomplete cells abutting its mining title be integrated into within said title. The response by the authorities confirmed in writing that the incomplete cells will be integrated to their title once the electronic software of the Colombia mining cadastre is capable of integrating incomplete cells into the appropriate mining title.

License, Permitting and other Regulatory Approvals

Based on consultations with its local advisers and government authorities, the Company satisfied itself that it has obtained all required permits, licenses and other regulatory approvals to carry out its business in Colombia. The table set out below details which material permits, business licenses and other regulatory approvals are required for the Company to carry out its business operations in Colombia.

Material permit, license and/or other regulatory approval required to conduct operations	Material permit, license and/or regulatory approval obtained by the Company
Operating as a Company requires a Public commercial registry before the Chamber of Commerce. This registry also activates a Tax Registry.	Obtained.
Prospecting activities (all exploration excluding drilling) are free activities in Colombia, and require no permit, other than authorization for land access from private owner.	The Company generally negotiates land access permits in advance to its operations. Currently, the Company has all required land access permits for its current prospecting campaign.
Drilling activities require a valid mining right and/or mining title granted by the National Mining Authority.	The Company is currently conducting exploration activities on the mining titles LH0071-17, 781-17, HI8-15231, 501712, IIS-10401, HB1-08302X, 674-17, 619-17, 620-17, DLH-14451X, 502174, 503793, 503899 and 503911, which are mining titles validly granted by the National Mining Authority.
Drilling activities will require authorization for land access from private owner.	The Company generally negotiates land access permits in advance to its operations. Currently, the Company has all required land access permits for its current drilling campaign.
Exploration activities are not subject to environmental license. However, if the activities require the use of natural renewable resources (such as water catchments, dumpings and timbering, amongst others) the Company will require a filing, and further permission, before the regional environmental corporation in the territory.	The Company has been granted water rights for its drilling campaign, both in San Antonio and Guayabales projects, and may also recur to purchase water in bulk to perform its drilling campaign.
Construction of a mining project, and its operation requires an environmental license granted by an environmental authority.	The Company is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require an environmental license at this time.
Construction of a mining project, and its operation requires a work plan approved by the applicable mining authority.	The Company is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require a work plan at this time.

As at the date of this MD&A, no restrictions or conditions have been imposed by the government of Colombia on the Company’s ability to operate in Colombia. The Company’s continued ability to operate in Colombia could be impacted as a result of: (i) a drastic change in water conditions which may result in restrictions on already granted water rights; (ii) a breach of environmental commitments and/or regulations by the Company; (iii) the declaration of environmentally protected areas which could restrict mining activities on the Company’s current projects; or (iv) court ordered public hearings in regards to the presence of ethnic minorities on the Company’s properties. See “Risk and Uncertainties”.

23 | Page

RISKS AND UNCERTAINTIES

The business of the Company is subject to a variety of risks and uncertainties. Investment in Common Shares should be considered highly speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of development, production and exploration and the location of its properties in Colombia. As a result, the recent acquisition of a new mining concession contract where exploitation activities occur, the Company has identified additional risks, including heightened exposure to environmental, operational and health and safety risks. The integration of this new asset into the Company’s portfolio may also give rise to unforeseen challenges that could adversely affect ongoing operations, timelines, or compliance obligations. Readers should carefully consider the risks disclosed in this MD&A, the audited consolidated financial statements for the year ended December 31, 2025, and the 2025 Annual Information Form. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or relating to the Company’s operations and any of these risk elements could have a material adverse effect on the business of the Company.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”)

In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized.

Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by use of forward-looking terminology such as “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “targets”, “potential”, “scheduled”, “budgeted”, “forecasted” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “might”, “could”, “should”, “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of management considered reasonable at the date the statements are made in light of management’s experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that it believes to be relevant and reasonable in the circumstances at the date that such statements are made. Forward-looking statement are inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: uncertainties associated with negotiations, misjudgements in the course of preparing forward-looking statements; the actual results of exploration activities; the inherent risks involved in the exploration and development of mineral properties; liquidity risk; the presence of artisanal miners and the effect of mineral extraction by third parties without title; unreliable historical data for projects; cybersecurity risks; risks regarding community relations; security risks; ability to maintain obligations; uncertainties inherent in conducting operations in a foreign country; uncertainties related to the availability and costs of financing needed in the future; reliance on outside contractors in certain exploration operations; risks arising from labour and employment matters; health and safety risks; risks related to use of explosives; reliance on adequate infrastructure for exploration activities; unexpected adverse changes that may result in failure to comply with environmental and other regulatory requirements; environmentally-protected areas/forest reserves risks; dependence on key management employees; title risks related to the ownership of the Company’s projects; the Company’s limited operating history; risks relating to retaining employees and consultants with special skills and knowledge; fluctuations in mineral prices; uninsurable risks related to exploration; risks relating to shareholder(s) exercising significant control over the Company; delays in obtaining government approvals; uncertainties inherent in conducting operations in a foreign country; title risks related to the ownership of the Company’s projects and the related surface rights and to the boundaries of the Company’s projects; risks relating to the Company’s pending concession applications; uncertainties related to the availability and costs of financing needed in the future; differing interpretations of tax regimes in foreign jurisdictions; the loss of Canadian tax resident status; recovery of value added taxes; compliance with government regulation, anti-corruption laws and ESTMA; uncertainties inherent in competition with other exploration companies; non-governmental organization intervention and the creation of adverse sentiment among the inhabitants of areas of mineral development; uncertainties related to conflicts of interest of directors and officers of the Company; social media influence and reputation; the ability to fund operations through foreign subsidiaries; the residency of directors, officers and others; uncertainties related to holding minority interests in other companies; foreign currency fluctuations; global economic conditions; the market price of shares of the Company; the payment of future dividends; future sales of shares of the Company by existing shareholders; seizure or expropriation of assets; accounting policies and internal controls; passive foreign investment Company; litigation risks; indigenous peoples; impairment of mineral properties; and Bermuda legal matters. See “Risks and Uncertainties” in this MD&A for further discussion regarding risk factors.

Material Forward-Looking Information

The Consolidated Financial Statements of the Company for the year ended December 31, 2025, were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The assumption is based on the anticipation of obtaining additional sources of financing to fund its exploration and operating activities for the foreseeable future. There is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

24 | Page

CORPORATE INFORMATION

Corporate Office

201 South Biscayne Boulevard

Suite 2210, Miami, Florida, USA

Directors & Officers

Ari Sussman, Executive Chairman

Maria Constanza Garcia, Director

Angela Maria Orozco, Director

Ashwath Mehra, Director

Jasper Bertisen, Director

Ned Jalil, Chief Executive Officer

Omar Ossma, President

Paul Begin, Chief Financial Officer

Russell Evans – Executive Vice President Exploration

Carlos Santos – Executive Vice President for Administration

Auditors

BDO Canada LLP

360 Oakville Place Drive, Suite 500

Oakville, Ontario – L6H 6K8

Stock Information

Collective Mining Ltd. common shares are traded on the TSX and the Nasdaq under the symbol “CNL”

Investor Relations

Shareholder requests may be directed to Investor Relations via e-mail at info@collectivemining.com or via telephone at 416-451-2727

25 | Page